Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 30, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:	Perry Hindin

Anne Parker

Division of Corporate Finance

Office of Manufacturing

Altimar Acquisition Corp. II

Amendment No. 2 to Registration Statement on Form S-4

Filed November 16, 2021

File No. 333-259639

Ladies and Gentlemen:

On behalf of our client, Altimar Acquisition Corp. II, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 29, 2021 (the “Comment Letter”) relating to the above-referenced registration statement (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter (the “Response Letter”), filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions (such revised filing, “Amendment No. 3”).

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Registrant with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Registration Statement on Form S-4

Notes to Condensed Financial Statements

Revision of Previously Issued Financial Statements, page F-10

1.

We note your disclosures in the Item 4-02 Form 8-K filed on November 23, 2021 indicating that you plan to restate your previously issued financial statements to correct the error relating your determination of the amount for Class A Ordinary Shares subject to possible redemption. Please revise this filing to similarly restate your financial statements for the affected periods and, as described in your Item 4.02 Form 8-K, to include a level of quarterly disclosure of the impact of the error consistent with the information you will include in your amended Form 10-Q for the period ended September 30, 2021.

Response to Comment 1

In response to the Staff’s comment, the Registrant has revised the Registration Statement to restate its financial statements for the Affected Periods and has included a level of quarterly disclosure of the impact of the error on pages 228, 229 and F-3 through F-13 of Amendment No. 3.

United States Securities and Exchange Commission

November 30, 2021

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If the Staff has any questions concerning this Response Letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission

Charles Eastman

Martin James

Altimar Acquisition Corp. II

Tom Wasserman

Wendy Lai

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Keerthika M. Subramanian